Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

QUÉBEC

CAN$500,000,000

1.85% GLOBAL NOTES SERIES QY DUE FEBRUARY 13, 2027

FINAL TERM SHEET

February 6, 2020

Issuer:	Province de Québec

Existing Long-Term Issuer Ratings*:	Moody’s: Aa2; S&P: AA-; Fitch: AA-; DBRS: AA (low)

Format:	SEC Registered Global Offering

Title:	1.85% Global Notes Series QY due February 13, 2027

Ranking:	Direct, unconditional debt

Size:	CAN$500,000,000

Trade Date:	February 6, 2020

Settlement Date:	February 13, 2020 (T+5)

Maturity Date:	February 13, 2027

Interest Payment Dates:	February 13 and August 13 of each year

First Payment Date:	August 13, 2020. Interest will accrue from February 13, 2020

Spread to Canada Bond:	+48 bps

Benchmark Canada Bond:	CAN 1.5% due June 1, 2026

Canada Bond Spot/Yield:	100.72/1.380%

Yield to Maturity:	1.86%

Coupon:	1.85% payable semi-annually

Price:	99.935% plus accrued interest, if any, from February 13, 2020

Day Count:	Actual/365 Canadian Bond Method

Minimum Denominations:	CAN$5,000 and in multiples of CAN$1,000 in excess thereof

Use of Proceeds:	The net proceeds of the issue will be added to the Consolidated Revenue Fund of Québec or advanced to Financement-Québec as permitted by law for the purpose of the Eligible Projects (as defined below). The net proceeds of the Notes will not be held in a segregated account. An amount equal to the net proceeds of the Notes will be recorded in a designated account in Québec’s financial records, or as the case may be in Financement-Québec’s financial records, in order to track the use and allocation of funds relating to Eligible Projects. As long as the account balance is positive, amounts equivalent to the funds disbursed are deducted from the balance of the designated account as the funds are allocated to Eligible Projects approved under Québec’s internal selection process.

The term “Eligible Projects” refers to a group of selected projects that offer environmental benefits for protecting the environment, reducing greenhouse gas emissions or adapting to climate change in Québec. Electricity generation projects involving fossil fuels and nuclear energy are excluded.

Without limitation, Eligible Projects may fall into the following categories: (1) public transit, (2) energy efficiency, (3) renewable energy, (4) sustainable waste management, (5) sustainable land development, (6) water management and/or water treatment (7) forest, agricultural land, and land management and (8) climate adaptation and resilience. Proceeds of the Notes are expected to be used to fund some or all of such types of Eligible Projects.

Joint Lead Managers and Bookrunners:	BMO Nesbitt Burns Inc.

HSBC Securities (Canada) Inc.

RBC Dominion Securities Inc.

Scotia Capital Inc.

Senior Co-Lead Manager:	Skandinaviska Enskilda Banken AB (publ)

Co-Lead Managers:	BNP Paribas

Casgrain & Company Limited

CIBC World Markets Inc.

Merrill Lynch Canada Inc.

National Bank Financial Inc.

The Toronto-Dominion Bank

Co-Managers:	Crédit Agricole Corporate and Investment Bank

Desjardins Securities Inc.

Laurentian Bank Securities Inc.

CUSIP/ISIN:	748148SA2/CA748148SA23

Listing and Admission to Trading:	Admission to the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended, “MiFID II”). This admission may be completed following settlement on a reasonable efforts basis.

Governing Law:	Québec and Canada

Business Day:	A day on which banking institutions in the City of Montréal and in any other applicable place of payment are not authorized or obligated by law or executive order to be closed.

Prospectus and Prospectus Supplement:	Prospectus dated September 11, 2017, and Preliminary Prospectus Supplement filed on February 5, 2020.

https://www.sec.gov/Archives/edgar/data/722803/000119312520025219/d880002d424b3.htm

Stabilization:	Reg M/FCA/ICMA

European Economic Area and UK Legend:	The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. Each person in a Member State of the EEA or in the UK who receives any communication in respect of, or who acquires any Notes under, the offer contemplated in this document, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and Québec that it and any person on whose behalf it acquires Notes as a financial intermediary, as that term is defined in the Prospectus Regulation, is: (a) a qualified investor as defined in the Prospectus Regulation; and (b) not a “retail investor” as defined above.

In this document, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom Legend:	This document is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Belgium Legend:	The Notes may not be advertised to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 of the Belgian Code of Economic Law, as amended from time to time (a “Belgian Consumer”), and the Notes may not be offered, sold or resold, transferred or delivered, and no prospectus memorandum, information circular, brochure or any similar documents in relation to the Notes, may be distributed, directly or indirectly, to any Belgian Consumer.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Nesbitt Burns Inc. toll-free at 1-866-864-7760, HSBC Securities (Canada) Inc. toll-free at 1-866-811-8049, RBC Dominion Securities Inc. toll-free at 1-866-375-6829, or Scotia Capital Inc. toll-free at 1-800-372-3930.

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.